Mail Stop 6010
        August 4, 2005

By U.S. Mail and Facsimile to (630) 562-2431
Mr. Jeff Figlewicz
Corporate Controller
M Wave, Inc.
475 Industrial Drive
West Chicago, IL 60185

RE: M Wave, Inc.
     Quarterly Report on Form 10-QSB for Fiscal Quarter Ended
     March 31, 2005
     Form 8-K dated June 29, 2005
     File No. 000-19944

Dear Mr. Figlewicz:

        We have reviewed your letters dated July 22, 2005 and July
27,
2005 and have the following comments. Where indicated, we think
you
should revise your document in response to these comments. If you
disagree, we will consider your explanation as to why our comment
is
inapplicable or a revision is unnecessary. Please be as detailed
as
necessary in your explanation. After reviewing this information,
we
may raise additional comments.

        Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your
filings.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Note 2 - Acquisition of Business, page 6
1. Please refer to comment 2 in our letter dated July 13, 2005.
We
acknowledge your response and we will be able to complete our
review
after you have amended your Form 8-K to include all of the
required
information for your acquisition.

Form 8-K dated June 29, 2005
2. We note your response to the comment in our letter dated July
15,
2005 regarding the Form 8-K filed July 6, 2005. In light of the
information provided in your response, we can not agree that the
filing provides adequate disclosure in accordance with Item
5.02(a)(1)(iii). Please amend your Form 8-K.

*   *   *

 As appropriate, please amend your filing and respond to these
comments within 10 business days or tell us when you will provide
us
with a response. You may wish to provide us with marked copies of
the amendment to expedite our review. Please furnish a cover
letter
with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters

greatly
facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to
a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.
Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-
3617 with any other questions.

                Sincerely,

                Russell Mancuso
                Branch Chief
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